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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                    FILING NO. 1 FOR THE MONTH OF JUNE, 2000




                              VISIBLE GENETICS INC.
                           --------------------------
                           (Exact name of Registrant)


             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F X               Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes __           No X

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                              VISIBLE GENETICS INC.

         On June 28, 2000 Visible Genetics Inc. issued a press release reporting on the status of its FDA submission for its TRUGENE HIV-1 Genotyping Kit.

         The press release is attached as Exhibit 1 to this Form 6-K and incorporated into this Form 6-K by reference.

         This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

         We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155 and 333-94649) and our outstanding Registration
Statements on Form S-8 and into the reoffer prospectuses contained therein.

         Exhibit -- Press Release dated June 28, 2000


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      VISIBLE GENETICS INC.


Date: June 28, 2000                   By: /s/ RICHARD T. DALY
                                         ---------------------------
                                         Name: Richard T. Daly
                                         Title: President and CEO